UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42305

Springview Holdings Ltd

(Translation of registrant’s name into English)

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 24, 2025, the board of directors of Springview Holdings Ltd, a Cayman Islands exempted company (the “Company”), approved amendments to the Company’s Amended and Restated Memorandum and Articles of Association (the “Amended M&A”). The amendments provide for: (i) a reverse share split of the Company’s Class A ordinary shares at a ratio of 1-for-8 (the “Reverse Share Split”), such that every eight (8) issued class A ordinary shares are combined into one (1) issued class A ordinary share, with fractional shares rounded to the nearest whole share; and (ii) a restatement of the Company’s authorized share capital to 150,000,000 shares divided into 50,000,000 class A ordinary shares, par value US$0.0008, and 100,000,000 class B ordinary shares, par value US$0.0001 each. The Company’s Class B ordinary shares are not affected by the Reverse Share Split. The Company’s Class A ordinary shares will begin trading on a post-split basis on the Nasdaq Stock Market on December 2, 2025. Following the Reverse Share Split, the number of issued and outstanding Class A ordinary shares will be reduced from 13,217,629 to approximately 1,652,204. A copy of the Company’s Amended M&A is attached hereto as Exhibit 3.1.

On November 26, 2025, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

By:	/s/ Zhuo Wang
Name:	Zhuo Wang
Title:	Chief Executive Officer

Date: November 26, 2025

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